AMENDMENT

[redacted]

08033045

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III A

SEC FILE NUMBER
8-15404

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2007 (MM/DD/YY) AND ENDING June 30, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Maguire Investments, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SEC Mail Processing Section

1862 S Broadway, Suite 100
(No. and Street)

OCT 31 2008

Santa Maria, CA 93454
(City) (State) (Zip Code)

Washington, DC 101

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen P Maguire 805-922-6901
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams, LLP
(Name – *if individual, state last, first, middle name*)

One California Street, 4th Floor; San Francisco, CA 94111
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 03 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen P Maguire, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Maguire Investments, Inc, as of June 30th, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☐ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1

2

3

4

5

6 ______________________________ ______________________________

Signature of Document Signer No. 1 — Signature of Document Signer No. 2 (if any)

State of California

County of Santa Barbara

Subscribed and sworn to (or affirmed) before me on this 28th (Date) day of October (Month), 2008 (Year), by

(1) Stephen P. Maguire (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______________________________ (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature Elaine Lisa Hartman
Signature of Notary Public

ELAINE LISA HARTMAN
Commission # 1786454
Notary Public - California
Santa Barbara County
MyComm. Expires Dec 23, 2011

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ______________________________

Document Date: ______________________ Number of Pages: ________

Signer(s) Other Than Named Above: ______________________________

RIGHT THUMBPRINT OF SIGNER #1
Top of thumb here

RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here

MAGUIRE INVESTMENTS, INC.

INDEPENDENT AUDITORS' REPORT
AND
FINANCIAL STATEMENTS

JUNE 30, 2008

CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Maguire Investments, Inc.

We have audited the statement of financial condition of Maguire Investments, Inc. as of June 30, 2008, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Maguire Investments, Inc. as of June 30, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information described on pages 8 through 10 is presented for the purpose of additional analysis and is not a required part of the basic financial statements. The supplemental information on pages 9 and 10 is required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moss Adams LLP

San Francisco, California
September 26, 2008

FINANCIAL STATEMENTS

ASSETS

Cash on hand and in banks	$	84,803
Securities inventory		400,106
Investment in marketable securities		2,363,679
Receivable from clearinghouse		144,728
Prepaid expenses and other assets		42,211
Income tax receivable		5,200
Notes receivable-employees		82,340
Fixed assets (net)		143,132
TOTAL ASSETS	$	3,266,199

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable	$	7,971
Accrued commissions		72,361
		80,332
STOCKHOLDER'S EQUITY		
Capital stock-$5 par value, 40,000 shares authorized, 10,000 shares issued and outstanding.		50,000
Retained earnings		3,135,867
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	3,266,199

See accompanying notes.

MAGUIRE INVESTMENTS, INC.
STATEMENT OF INCOME
Year Ended June 30, 2008

REVENUE		
Commissions	$	2,323,135
Interest income		189,323
Dividend income		71,901
Loss on investments		(32,071)
Other income		36,245
		2,588,533
EXPENSES		
Employee expenses		1,690,821
Execution expenses		276,409
Other operating expenses		260,879
Occupancy and equipment		151,924
Promotional expenses		104,198
Communciations expense		65,314
Regulatory fees and expenses		29,150
		2,578,695
Income from operations		9,838
PROVISION FOR INCOME TAX		(600)
NET INCOME	$	9,238

See accompanying notes.

MAGUIRE INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended June 30, 2008

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Stockholder's equity July 1, 2007	10,000	$ 50,000	$ 3,126,629	$ 3,176,629
Net income (loss)	-	-	9,238	9,238
Stockholder's equity June 30, 2008	10,000	$ 50,000	$ 3,135,867	$ 3,185,867

See accompanying notes.

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$	9,238
Adjustments to reconcile net income (loss) to net cash:		
Depreciation and amortization		46,562
Changes in operating assets and liabilities:		
Securities inventory		(106)
Marketable securities		(444,397)
Receivable from clearinghouse		105,491
Prepaid expenses		56,396
Accounts payable		3,459
Accrued commissions		(37,283)
Other assets		368
Net cash provided by (used in) operating activities		(260,272)
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from the sale of assets		
Purchase of fixed assets		(500)
Payments received on loans made to employees		17,578
Net cash provided by (used in) investing activities		17,078
NET INCREASE (DECREASE) IN CASH		(243,194)
CASH AT BEGINNING OF PERIOD		327,997
CASH AT END OF PERIOD	$	84,803

SUPPLEMENTAL DISCLOSURES:
(1) Cash paid for income tax was $0

See accompanying notes.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization – Maguire Investments is a securities broker-dealer incorporated in 1968. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company trades in all areas of financial instruments, including stocks, mutual funds/ETFs, bonds, and CDs.

Basis of Accounting – The financial statements are prepared on the accrual basis of accounting, which recognizes revenue when earned and expenses as incurred.

Securities Transactions – Customer securities transactions are reported on a settlement date basis. Proprietary securities transactions are reported on a trade date basis and the related gains or losses are recorded net in principal trading.

Securities Inventory – Inventory is carried at fair value for financial statement purposes. Marketable securities are valued at fair market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The cost for items in inventory is $400,000; fair market value at June 30, 2008, was $ 400,106.

Securities held in inventory at June 30, 2008, consist of the following:

State and Municipal obligations	$	29,402
Stock and Funds		370,704
	$	400,106

Investments in Marketable Securities – Investments in marketable securities are presented at fair market value and are held by the Company for long-term investment. At June 30, 2008, these investments had a cost basis of $1,851,451 and fair market value of $2,363,379.

Marketable securities owned by the Company as of June 30, 2008, consist of the following:

Stock and Funds	$	2,363,379

Fixed Assets – Depreciation is provided for using straight-line or an accelerated method using estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

		Cost		Accumulated Depreciation and Amortization		Net Book Value
Equipment	$	71,596	$	(70,860)	$	736
Office furniture		50,458		(49,976)		482
Automobiles		85,234		(26,581)		58,653
Leasehold improvements		638,735		(555,474)		83,261
	$	846,023	$	(702,891)	$	143,132

The following corresponding expenses were recorded for the year ended June 30, 2008:

Depreciation expense	$	6,694
Amortization expense		39,868
	$	46,562

NOTE 2 – RECEIVABLE FROM CLEARINGHOUSE

The Company clears its transactions through another broker-dealer on a fully-disclosed basis. A receivable from the clearing organization is the result of the Company's activity with this clearing organization. The receivable represents commissions due to the Company which are not yet received. The Company considers all such amounts to be fully collectible; therefore, no allowance for doubtful accounts has been recorded.

NOTE 3 – RELATED PARTY TRANSACTIONS

Lease Agreement – The Company leases its offices under a non-cancelable operating lease from the sole shareholder of the Company. The terms of the lease call for monthly rent of $4,500 for the five-year period ended March 31, 1999, with the option to extend the term for ten additional twelve-month periods. The Company agreed to extend the lease for an additional ten years until March 31, 2009. As consideration for these terms, the Company agreed to pay all building renovation costs.

Rent expense included in occupancy and equipment expense totaled $54,000 for the year ended June 30, 2008.

NOTE 5 – LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

There were no borrowings under subordination agreements at June 30, 2008.

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform net Capital Rule (rule 15o 3-1), which requires the maintenance of minimum net capital of $250,000 and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.) At June 30, 2008, the Company had net capital of $2,818,296, which was $2,569,296 in excess of its required net capital. The Company's net capital ratio was .0285 to 1.

NOTE 7 – PROVISION FOR INCOME TAX

The income tax provision of $600 is calculated on taxable income for the fiscal year. No accrual of deferred income taxes has been recorded, they have been deemed immaterial to the financial statements taken as a whole. Temporary differences for which a deferred tax asset or liability have not been recognized include unrealized gain on investments, and net operating loss carryforwards. Federal income taxes receivable were $5,200 at June 30, 2008.

Remaining net operating losses to be carried forward to future years consists of $43,062 Federal and $292,649 state of California.

SUPPLEMENTAL INFORMATION

MAGUIRE INVESTMENTS, INC.
SCHEDULE OF OPERATING EXPENSES
Year Ended June 30, 2008

Employee expenses		
Office salaries	$	620,068
Commissions		923,479
Employer payroll taxes		73,498
Simple IRA		43,971
State comp insurance		10,200
Leased employees		19,605
		1,690,821
Execution expenses		
RBC DCS clearance		253,294
RBC DCS execution		1,025
RBC DCS miscellaneous		22,090
		276,409
Regulatory fees and expenses		
License and fees		9,389
Assessments - SIPC and NASD		2,847
NASD Fidelity Bond		1,749
NASD License and exam fee		-
STAMP Medallion Bond		1,235
Regulatory fees		13,930
		29,150
Communication expenses		
Postage		26,299
Telecommunication expenses		14,796
Office supplies		24,219
		65,314
Promotional expense		
Advertising		28,960
Subscriptions		4,373
Sales literature		13,859
Travel and auto expense		36,296
Promotion		20,710
		104,198
Occupancy and equipment		
Building rent		54,000
Utilities		1,270
Maintenance and repairs		12,206
Comp liability insurance		838
Office equipment expense		2,933
Data systems fees		80,677
		151,924
Other expense		
Legal and audit expense		39,439
Depreciation		46,561
Stock transfer fees		2,727
Donations		35,074
Professional fees		84,160
Miscellaneous due and fees		52,918
		-
		260,879
Total operating expenses	$	2,578,695

COMPUTATION OF NET CAPITAL

STOCKHOLDER'S EQUITY	$	3,185,867
ADD LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS		-
DEDUCTIONS:		
Non-allowable fixed assets		143,132
Non-allowable other assets		94,751
Total deductions		237,883
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		2,947,984
HAIRCUTS ON SECURITIES POSITIONS		128,688
NET CAPITAL		2,819,296
AGGREGATE INDEBTEDNESS		80,332

COMPUTATION OF NET CAPITAL REQUIREMENT

NET CAPITAL REQUIREMENT (6- 2/3% OF AGGREGATE INDEBTEDNESS)	5,355
MINIMUM DOLLAR NET CAPITAL REQUIREMENT	250,000
NET CAPITAL REQUIREMENT (GREATER OF (A) OR (B))	250,000
NET CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	2,569,296
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.0285

NET CAPITAL PER FOCUS REPORT	$	2,819,271
Changes in:		
Petty cash included in cash		25
NET CAPITAL PER AUDIT	$	2,819,296

EXPLANATIONS:
1. Change in calculation due to current capital changes above.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors
Maguire Investments, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Maguire Investments, Inc. (the Company) as of and for the year ended June 30, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statement will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control over financial reporting that we consider to be a material weakness, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Maguire Investments, Inc. as of and for the year ended June 30, 2008, and this report does not affect our report thereon dated September 26, 2008.

Fixed Assets:
The Company does not have a fixed asset capitalization policy and accounts for such assets on an income tax basis of accounting. A properly designed system of internal controls would ensure the proper design of an accounting policy and application of accrual basis of accounting for fixed assets as prescribed under Generally Accepted Accounting Principles.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Other than the material weakness described above, we believe that the Company's practices and procedures were adequate at June 30, 2008 to meet the SEC's objectives.

Management's Response:
We acknowledge that we used the income tax basis of accounting for June 30, 2008. Effective July 1, 2008, we changed our accounting policies and procedures and related internal controls over fixed asset capitalization and depreciation to conform with GAAP. Any adjustments to current or prior periods are deemed not to be material.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

San Francisco, California
September 26, 2008

Maguire Investments Inc

STOCKS • MUTUAL FUNDS • BONDS

MEMBER NASD • MEMBER SIPC

Calculation of Depreciation Difference
06/30/08

Previous Depreciation Schedule:

Asset #	Cost	Depr Exp	Accr Depr	Useful Life
5	43,255	1,109	9,196	39
6	1,695	43	357	39
16	21,213	544	340	39
		1,696	9,893	

Adjusted Depreciation Schedule Per GAAP:

Asset #	Cost	GAAP TY 2008 Depr Exp	GAAP Accr Depr	GAAP Useful Life	Placed In Service	Years In Service
5	43,255	4,326	40,233	10	03/15/99	9.30
6	1,695	170	1,489	10	09/19/99	8.79
16	21,213	9,093	14,548	2.333	11/24/06	1.60
		13,588	56,270			

Difference: **11,892** **46,377**

AJE 10/2008

DR	Retained Earnings	34,485	
DR	Depreciation Expense	11,892	
CR	Accued Depreciation		46,377

END

1862 SOUTH BROADWAY, SUITE 100 • POST OFFICE BOX 1848 • SANTA MARIA, CALIFORNIA 93456
(805) 922-6901 • 800 244-4183 • FAX (805) 922-4055